UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SANARA MEDTECH INC. Formerly Wound Management Technologies, Inc.

(Name of Issuer)

Common Stock, $ .001 par value

(Title of Class of Securities)

98211X106

(CUSIP Number)

CGI Cellerate RX, LLC
1375 Enclave Parkway Houston, TX 77077
512-320-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. CGI Cellerate RX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,445,283**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,445,283**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,445,283**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	2,445,283 aggregate shares of common stock (the “Common Stock) of Sanara MedTech Inc., formerly Wound Management Technologies, Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 171,653 shares of Common Stock at $9.00 per share as of March 31, 2019 and (ii) 2,273,630 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 237,363,000 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 4,811,707 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on May 20, 2019, as adjusted to reflect the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Catalyst Rochal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,445,283**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,445,283**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,445,283**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	2,445,283 aggregate shares of common stock (the “Common Stock) of Sanara MedTech Inc., formerly Wound Management Technologies, Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 171,653 shares of Common Stock at $9.00 per share as of March 31, 2019 and (ii) 2,273,630 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 237,363,000 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 4,811,707 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on May 20, 2019, as adjusted to reflect the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Ron Nixon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,445,283**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,445,283**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,445,283**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	2,445,283 aggregate shares of common stock (the “Common Stock) of Sanara MedTech Inc., formerly Wound Management Technologies, Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 171,653 shares of Common Stock at $9.00 per share as of March 31, 2019 and (ii) 2,273,630 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 237,363,000 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 4,811,707 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on May 20, 2019, as adjusted to reflect the conversion of the Convertible Preferred Stock and Note.

CUSIP No. 98211X106

1	NAME OF REPORTING PERSONS. Brad Gurasich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,445,283**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,445,283**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,445,283**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This Schedule 13D is filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**	2,445,283 aggregate shares of common stock (the “Common Stock) of Sanara MedTech Inc., formerly Wound Management Technologies, Inc. (the “Issuer”) consists of (i) a $1,500,000.00 Convertible Promissory Note (the “Note”) from the Issuer to CGI convertible into 171,653 shares of Common Stock at $9.00 per share as of March 31, 2019 and (ii) 2,273,630 Common Stock equivalent voting rights reflecting 1,136,815 shares of Series F Convertible Preferred Stock (“Convertible Preferred Stock”) owned of record by CGI that are immediately convertible into 237,363,000 shares of Common Stock with equivalent voting rights. CGI is a wholly owned subsidiary of Catalyst. Mr. Nixon and Mr. Gurasich are the managers of Catalyst. By virtue of these relationships, CGI, Catalyst, Mr. Nixon and Mr. Gurasich may be deemed to share voting and dispositive control over the Common Stock issuable upon the conversion of the Note. Catalyst, Mr. Nixon and Mr. Gurasich disclaim beneficial ownership of any Common Stock held or beneficially owned by CGI, except to the extent of each of their pecuniary interests therein.

***	The percentage is calculated based upon 4,811,707 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on May 20, 2019, as adjusted to reflect the conversion of the Convertible Preferred Stock and Note.

Explanatory Note

This Amendment No. 2 to the Statement on Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Sanara MedTech Inc., formerly Wound Management Technologies, Inc., a Texas corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by CGI Cellerate RX, LLC (“CGI”), Catalyst Rochal, LLC (“Catalyst”), Ronald T. Nixon (“Mr. Nixon”), Brad Gurasich (“Mr. Gurasich and, together with CGI, Catalyst, and Mr. Nixon, the “Reporting Persons”) on February 1, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on March 22, 2018. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 to reflect their respective ownership of Common Stock following the previously announced 1-for-100 reverse stock split of the Company's issued and outstanding shares of common stock that became effective at the commencement of trading on May 10, 2019. Except as set forth herein, all Items are unchanged.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

2.1	Share Exchange Agreement by and between Wound Management Technologies, Inc. and CGI Cellerate RX, LLC dated as of March 15, 2019 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed with the SEC on March 21, 2019).

10.5	Convertible Promissory Note to CGI Cellerate RX, LLC (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 10-Q, filed with the SEC on November 14, 2018).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2019

CGI CELLERATE RX, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

CATALYST ROCHAL, LLC

By:	/s/ Ronald T. Nixon
Ronald T. Nixon

By:	/s/ Brad Gurasich
Brad Gurasich

/s/ Brad Gurasich
Brad Gurasich

/s/ Ronald T. Nixon
Ronald T. Nixon